SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               (Amendment No. 15)


                         American Financial Group, Inc.
               ---------------------------------------------------
                                (Name of Issuer)


                           Common Stock, No Par Value
               ---------------------------------------------------
                         (Title of Class of Securities)


                                   025932 10 4
               ---------------------------------------------------
                                 (CUSIP Number)


                             James C. Kennedy, Esq.
                             One East Fourth Street
                             Cincinnati, Ohio 45202
                                 (513) 579-2538
               ---------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                   See Item 5
               ---------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                               Page 1 of 14 Pages

CUSIP NO. 025932 10 4           13D             Page 2 of 14 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION, NOS. OF ABOVE PERSONS

          Carl H. Lindner

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States Citizen

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:
         SOLE VOTING POWER

          7,746,918  (See Item 5)

8    SHARED VOTING POWER

             0

9    SOLE DISPOSITIVE POWER

           7,746,918 (See Item 5)

10   SHARED DISPOSITIVE POWER

             0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

           7,746,918 (See Item 5)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          11.7% (See Item 5)

14   TYPE OF REPORTING PERSON*

          IN

CUSIP NO. 025932 10 4           13D             Page 3 of 14 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Carl H. Lindner III

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States Citizen

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:
         SOLE VOTING POWER

          3,962,892 (See Item 5)

8    SHARED VOTING POWER

             0

9    SOLE DISPOSITIVE POWER

          5,450,255 (See Item 5)

10    SHARED DISPOSITIVE POWER

             0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

          5,450,255 (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          8.1% (See Item 5)

14    TYPE OF REPORTING PERSON*

          IN

CUSIP NO. 025932 10 4           13D             Page 4 of 14 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          S. Craig Lindner

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States Citizen

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:
         SOLE VOTING POWER

          3,847,846 (See Item 5)

8    SHARED VOTING POWER

             0

9    SOLE DISPOSITIVE POWER

          5,335,209 (See Item 5)

10    SHARED DISPOSITIVE POWER

             0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

          5,335,209 (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             8.0% (See Item 5)

14    TYPE OF REPORTING PERSON*

          IN

CUSIP NO. 025932 10 4           13D             Page 5 of 14 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Keith E. Lindner

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States Citizen

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:
         SOLE VOTING POWER

          5,563,530 (See Item 5)

8    SHARED VOTING POWER

              0

9    SOLE DISPOSITIVE POWER

          7,550,893 (See Item 5)

10    SHARED DISPOSITIVE POWER

              0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           7,550,893 (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           11.3% (See Item 5)

14    TYPE OF REPORTING PERSON*

          IN

         This Amendment No. 15 to Schedule 13D is filed on behalf of Carl H. Lindner and his sons Carl H. Lindner III, S. Craig Lindner and Keith E. Lindner (collectively the "Lindner Family" or the "Reporting Persons"). Items not included in this amendment are either not amended or are not applicable.

Item 1.  Security and Issuer.

         This Statement relates to shares of Common Stock, no par value per share ("Common Stock"), of American Financial Group, Inc., an Ohio corporation ("American Financial" or the "Company"). The principal executive offices of American Financial are located at One East Fourth Street, Cincinnati, Ohio 45202.

Item 4.  Purpose of Transaction.

         The Reporting Persons consider American Financial Common Stock to be an attractive investment. The Company is authorized to purchase up to five million shares of its Common Stock from time to time under a repurchase program adopted by its board of directors. In addition, the Reporting Persons may acquire additional shares of American Financial Common Stock in open market purchases, privately negotiated transactions or through the DRIP.

         Except as set forth in this Item 4, the Reporting Persons presently have no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         On April 4, 2001, the spouse of Carl H. Lindner received as trust distributions an aggregate of 804,552 shares of American Financial Common Stock.

         As of April 30, 2001, the Lindner Family beneficially owned an aggregate of 26,083,275 shares (or approximately 38.4%) of the outstanding American Financial Common Stock as follows:

                                           Number            Percent         Ownership
       Holder                             of Shares          of Class        Interest (a)
      --------                         ---------------       --------        ------------


      Carl H. Lindner                   7,746,918 (b)          11.7%            11.7%
      Carl H. Lindner III               5,450,255 (c)           8.1%             9.1%
      S. Craig Lindner                  5,335,209 (d)           8.0%             9.1%
      Keith E. Lindner                  7,550,893 (e)          11.3%             9.1%
                                       ----------

           Total:                      26,083,275

(a) This column indicates the ownership percentages for Messrs. Carl H. Lindner III, S. Craig Lindner and Keith E. Lindner before attributing the shares held in various trusts for the benefit of the minor children of Carl H. Lindner III and S. Craig Lindner (for which Keith E. Lindner acts as trustee with voting and dispositive power) to Keith E. Lindner.

(b) Includes 2,895,124 shares held by his spouse, 85,591 shares held in a charitable foundation over which shares he holds voting and dispositive power, 537,779 shares held by a limited liability company over which shares he holds voting and dispositive power and excludes 4,047,170 shares held in trusts, the grantor of which is his spouse, and the beneficiaries of the trust are Mrs. Lindner and their sons Carl H. Lindner III, S. Craig Lindner and Keith E. Lindner, but for which third parties act as trustee with voting and dispositive power.

(c) Includes 19,826 shares held by a trust over which his spouse has voting and dispositive power, 1,000,000 shares held in a limited liability company over which shares he holds dispositive power, 487,363 shares which may be acquired within 60 days through the exercise of options granted under the American Financial Stock Option Plan (the "Option Plan"). Does not include 661,864 shares which are held in various trusts for the benefit of his minor children for which Keith E. Lindner acts as trustee with voting and dispositive power.

(d) Includes 75,307 shares held by his spouse as custodian for their minor children or in a trust over which his spouse has voting and dispositive power, 1,000,000 shares held in a limited liability company over which shares he holds dispositive power, and 487,363 shares which may be acquired within 60 days through the exercise of options granted under the Option Plan. Does not include 776,910 shares which are held in various trusts for the benefit of his minor children for which Keith E. Lindner acts as trustee with voting and dispositive power.

(e) This number includes 341 shares held by his spouse, individually or in a trust over which she has voting and dispositive power, 1,500,000 shares held in a limited liability company over which shares he holds dispositive power, 487,363 shares which may be acquired within 60 days through the exercise of options granted under the Option Plan and 1,438,774 shares (described in footnotes (c) and (d) above), which are held in various trusts for the benefit of the minor children of his brothers, Carl H. Lindner III and S. Craig Lindner over which Keith E. Lindner has sole voting and dispositive power but no financial interest.

         Not  included  in  the  shares  set  forth  in  the  foregoing   table,
subsidiaries of American Financial beneficially own 18,666,614 shares of American Financial Common Stock and hold an additional 1,363,192 shares to satisfy certain claims against the predecessor of American Financial. As a result, these shares are not deemed to be outstanding for purposes of determining the ownership percentages of the Lindner Family, nor are the Reporting Persons entitled to vote such shares.

Item 6.  Contracts,  Arrangements,   Understandings  or  Relationships  with
         Respect to Securities of the Issuer.

         None.

Item 7.  Material to be filed as Exhibits.

         (1) Powers of Attorney executed in connection with filings under the Securities Exchange Act of 1934, as amended.

         (2)       Agreement    required   pursuant   to   Regulation    Section
                   240.13d-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended.

         After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

Dated:   May 10, 2001

                                * Carl H. Lindner
                                -------------------------------
                                  Carl H. Lindner

                                * Carl H. Lindner III
                                -------------------------------
                                  Carl H. Lindner III

                                * S. Craig Lindner
                                -------------------------------
                                  S. Craig Lindner

                                * Keith E. Lindner
                                -------------------------------
                                  Keith E. Lindner
* By:   Karl J. Grafe
       ---------------------------
        Karl J. Grafe
        Attorney-in-Fact

Exhibit 1



                                POWER OF ATTORNEY
                                -----------------




         I, Carl H. Lindner, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as Chairman of the Board of Directors and Chief Executive Officer of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), 14(d) and 16(a) of the Securities and Exchange Act of 1934, as amended.

         IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.


                                /s/ Carl H. Lindner
                                -------------------------------
                                    Carl H. Lindner

                                POWER OF ATTORNEY
                                -----------------



         I, Carl H. Lindner III, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), 14(d) and 16(a) of the Securities and Exchange Act of 1934, as amended.

         IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.



                                /s/ Carl H. Lindner III
                                -------------------------------
                                    Carl H. Lindner III

                                POWER OF ATTORNEY
                                -----------------




         I, S. Craig Lindner, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), 14(d) and 16(a) of the Securities and Exchange Act of 1934, as amended.

         IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.



                                /s/ S. Craig Lindner
                                -------------------------------
                                    S. Craig Lindner

                                POWER OF ATTORNEY
                                -----------------



         I, Keith E. Lindner, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), 14(d) and 16(a) of the Securities and Exchange Act of 1934, as amended.

         IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.



                                /s/ Keith E. Lindner
                                -------------------------------
                                    Keith E. Lindner

Exhibit 2
                                    AGREEMENT

         This Agreement executed this 7th day of April, 1995, is by and among Carl H. Lindner ("CHL"), Carl H. Lindner III (CHL III), S. Craig Lindner ("SCL") and Keith E. Lindner ("KEL"), each an individual, the business address of each is One East Fourth Street, Cincinnati, Ohio 45202. CHL, CHL III, SCL and KEL are referred to herein collectively as the Lindner Family.

         WHEREAS, as of the date of this Agreement, the Lindner Family beneficially owns approximately 49.9% of American Premier's outstanding Common Stock and each member of the Lindner Family is a director and executive officer of American Premier and AFC;

         NOW THEREFORE BE IT RESOLVED, that CHL, CHL III, SCL and KEL do hereby agree to file jointly with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by or on behalf of any of them pursuant to Section 13(d), 13(f), 13(g), and 14(d) of the Securities Exchange Act of 1934, as amended.


                                /s/ Carl H. Lindner
                                -------------------------------
                                    Carl H. Lindner

                                /s/ Carl H. Lindner III
                                -------------------------------
                                    Carl H. Lindner III

                                /s/ S. Craig Lindner
                                -------------------------------
                                    S. Craig Lindner

                                /s/ Keith E. Lindner
                                -------------------------------
                                    Keith E. Lindner